SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-15399

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

B.                                     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Explanatory Note: This Amendment No. 1 is filed to correct Footnote 3.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

		Page
A. Financial Statements
Report of Independent Auditors		3
Financial Statements:
Statements of Assets Available for Benefits		4
Statements of Changes in Assets Available for Benefits		5
Notes to Financial Statements		6
B. Exhibits
Item 23.1	Consent of Independent Auditors
Item 32.1	Certification of Chairman of the Benefits Administration Committee and Plan Administrator Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Report of Independent Auditors

Benefits Administration Committee

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

We have audited the accompanying Statements of Assets Available for Benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2002 and 2001, and the related Statements of Changes in Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois

June 6, 2003

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Assets Available for Benefits

	December 31,
	2002	2001

Assets
Interest in Master Trust	$106,719,481	$108,503,924
Contributions receivable:
Company	199,924	191,656
Participants	305,914	298,179
Receivable from Trustee	40,088	34,980
Assets available for benefits	$107,265,407	$109,028,739

See accompanying notes.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Changes in Assets Available for Benefits

	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001

Additions
Contributions:
Company	$ 5,470,678	$ 5,221,297
Participants	8,682,240	8,117,011
Rollover	213,122	58,524
Net investment loss from Master Trust	(9,658,710)	(5,954,387)
Total additions	4,707,330	7,442,445
Deductions
Adminstrative expenses	227,677	136,249
Benefit payments	6,242,985	7,019,335
Total deductions	6,470,662	7,155,584
Net increase (decrease)	(1,763,332)	286,861
Assets available for benefits at beginning of year	109,028,739	108,741,878
Assets available for benefits at end of year	$ 107,265,407	$ 109,028,739

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2002

1.                                      Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan, who have completed six months of service, as defined. Assets of $106,228,663 were transferred from the Pactiv Corporation Thrift Plan on February 1, 2000. Pactiv Corporation owned the predecessor company to Packaging Corporation of America prior to April 12, 1999.

Contributions

Upon enrolling in the Plan, participants may contribute between 1% and 16% of pretax annual compensation, as defined, with such contributions limited to $11,000 for 2002 and $10,500 for 2001. Participants may also rollover qualifying distributions from other qualified plans.

The Company matches participant pre-tax contributions on the following basis:

•                                          The first 4% of pre-tax contributions are matched at a rate of 80%.

•                                          The next 4% of pre-tax contributions are matched at a rate of 50%.

The Company does not match pre-tax contributions in excess of 8% of eligible pay. All Company matching contributions are invested in the PCA Common Stock Fund. Participants may not transfer or withdraw the value of PCA Common Stock purchased with Company matching contributions until attainment of age 55, or upon termination of employment and subsequent request for final distribution or rollover.

Employees hired by the Company after April 12, 1999, who have completed one year of service, receive an additional retirement savings contribution annually equal to 2% of eligible pay, as defined. The contribution will be made on behalf of the employee regardless of whether or not the employee is contributing to the Plan. The Company retirement savings contribution is invested in the same proportion as the employee pre-tax investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings/(loss). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax, rollover and matching contributions.

The retirement savings contribution becomes 100% vested upon completion of 5 years of service or upon reaching 65 years of age, permanent disability or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances, except for the matching contributions and related earnings, in any of the available investment options provided by the Plan. The matching contributions and related earnings are invested in the PCA Common Stock Fund.

Participants may change their investment options on any business day.

Benefit Payments

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund shall be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and related savings at any time. Participants age 59½ or older may withdraw the entire value, or any portion thereof, of their Plan account balance at any time.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans, which are payable over a term specified by the Plan, bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                                      Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust and mutual funds and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan’s fiscal year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the net assets of the Master Trust at December 31, 2002 and 2001.

The following table presents the fair value of investments for the Master Trust:

	December 31,
	2002	2001

Assets
Mutual funds	$61,153,513	$78,248,470
Common collective trust fund	60,892,586	52,987,609
Common stock	30,269,524	24,666,212
Commingled fund	10,378,146	13,037,137
Participant loans	4,624,506	3,511,325
	$167,318,275	$172,450,753

Plan’s percentage interest in Master Trust at December 31, 2002 and 2001	63.78%	62.92%

In the initial filing, $13,788,339 of common stock investments was incorrectly classified as participant loans.  This amount has now been reclassified in this amendment.

Mutual fund securities are comprised of investments in the following funds: PIMCO Total Return, Washington Mutual, Europacific Growth, Founders Discovery, INVESCO Total Return, and Fidelity Growth Company. The common stock funds are invested in PCA, Pactiv and Tenneco Automotive stock. The common collective trust fund is invested in PRIMCO IRT Stable Fund. The commingled fund is invested in the BGI Equity Index Fund.

The common stock fund included 946,626 and 699,870 shares of PCA, with a market value of $17,266,458 and $12,702,541 at December 31, 2002 and 2001, respectively.

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income (loss) for the Master Trust was as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001

Interest	$3,208,282	$3,257,774
Dividends	1,164,758	1,199,158
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	(21,689,641)	(20,150,367)
Common stock	2,567,464	4,837,015
Commingled fund	(2,983,859)	(1,883,742)
Total investment loss	$(17,732,996)	$(12,740,162)

4.                                      Nonparticipant Directed Investments

Information about the assets and the significant components of the changes in assets relating to the PCA Common Stock Fund (included in the Master Trust), which includes participant directed and nonparticipant directed investments, is as follows:

	December 31,
	2002	2001

Assets:
Interest in the PCA Common Stock Fund	$16,843,903	$12,421,287
Contributions receivable:
Company	181,178	179,065
Participants	19,348	11,466

Total assets	$17,044,429	$12,611,818

	Year Ended December 31, 2002	Year Ended December 31, 2001

Changes in assets:
Contributions:
Company	$5,107,112	$4,975,396
Participants	514,836	284,058
Rollovers	4,497	3,863
Interest and dividend income	8,199	11,518
Net realized and unrealized appreciation (depreciation) in fair value of investments	(68,861)	1,419,135
Interfund transfers	(381,815)	(177,173)
Benefits paid	(582,755)	(307,784)
Administrative expenses	(36,395)	(23,078)
Transfers to other investment accounts	(132,207)	(169,860)
Net increase in net assets	4,432,611	6,016,075
Net assets at beginning of year	12,611,818	6,595,743
Net assets at end of period year	$17,044,429	$12,611,818

5.                                      Tax Status

The Plan has received a favorable determination letter dated May 9, 2001 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees (Name of Plan)
Date: September 12, 2003

/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President—Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Auditors
32.1	Certification of Chairman of the Benefits Administration Committee and Plan Administrator Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002